

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

By E-Mail

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:**   **Quality Systems, Inc.**
> **Preliminary Proxy Statement filed by Clinton Group et al.**
> **Filed July 3, 2013**
> **File No. 1-12537**

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Reasons for Our Solicitation, page 5

1. Please supplementally provide support for the following statements on pages 5 and 6:

    -   "The Company's peers and companies…have increased their median earnings per share 48%...."

    -   "The stockholders of the Company's peers and competitors have been rewarded with median total shareholder returns since the signing of ACA of 81%."

- "From the passage of the ACA through June 30, 2013, the Company's stock (on a total return basis) is down 35%."

- "And from the day President Obama was first elected in 2008…the Company's stock was essentially flat while the Russell 2000 Index increased by 79%, the S&P 500 increased by nearly 60%, and the peers and competitors produced total stockholder returns, on average, of 183%."

- "The Company's stock has performed worse than every one of the peers and competitors since President Obama's election."

- "In fact, the Company's stock has underperformed an index of its peers and competitors for the one-, two-, three-, four-, five-, six-, seven-, eight-, and nine-year periods and the year-to-date period, ended on June 30, 2013."

- "Moreover, some investors are actively betting against the Company's stock, with the so-called 'short-interest' in the stock 75% higher than the median among the peers and competitors, measured either as a percentage of shares outstanding or of average daily volume for the thirty days ended June 30, 2013."

In order to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

2. Please revise footnote (1) on page 5 to identify the companies in the "peer and competitors" group.

3. Regarding the analyst report excerpts that appear as bullet points on page 5 and the management statements that appear as bullet points on page 6, please revise to provide additional context for these statements. Please also supplementally provide copies of the analyst reports and transcripts or sufficient pages of information so that we can assess the context of the information upon which you rely.

4. Please revise to reconcile the first sentence of the third paragraph on page 7 which refers to independent nominees with disclosure elsewhere which states that Mr. Decker is not independent.

Background of the Proxy Solicitation, page 8

5. Please revise to describe the substance of the discussions on June 24 and 26, 2013.

Proposal 1—Election of Directors, page 9

6. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal 4—Approval of an Amendment to the Company's Bylaws to Provide for Certain Term Limits for Directors, page 17

7. Please revise to describe the effect of the amendment if approved and if Mr. Razin is re-elected.

Proposal 5—Approval of an Amendment to the Company's Bylaws to Provide for a Term Limit of Fifteen Years for the Position of Chairman of the Board, page 18

8. Please revise to describe the effect of the amendment including whether the amendment applies prospectively, includes prior service, and whether the 15 years must be consecutive or not.

Voting and Proxy Procedures, page 20

9. We note that in the second paragraph on page 20 the disclosure states: "We *intend* to give notice to the Company of our intention to cumulate votes in the election of directors" but later states: "…we *have provided* notice of our intention to cumulate votes…." Please revise to clarify your intention and whether notice has been provided to the registrant.

10. Please disclose the consequence that if a shareholder votes for seven nominees on the participants' proxy card and cumulative voting is invoked, the use of discretionary authority to cumulate votes may result in a vote for fewer than seven nominees.

11. Refer to the third paragraph on page 4 and the following statement: "You do not need to check the 'FOR ALL' box to allocate votes among all of our director nominees." Please revise to affirmatively and clearly state how shareholders may provide allocation instructions to cumulate votes, if invoked, and how to withhold authority to cumulate votes with respect to one or more nominees.

Solicitation of Proxies, page 23

12. We note your disclosure that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

13. In your next amendment, please revise to fill in the costs of the solicitation incurred to date.

Information Concerning Quality Systems, page 23

14. We note that this filing refers to the company's proxy statement for certain information. We presume that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to your intent in this regard.

15. We note the disclaimer in the last sentence: "…we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements…." We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Please revise to remove this disclaimer.

Form of Proxy

16. Please revise the proxy card to disclose that shareholders will be disenfranchised with respect to the two additional seats if they return your proxy card.

17. Please revise to provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is invoked, and a means to withhold authority to cumulate votes with respect to one or more nominees.

18. Please revise the description of proposal 4 to clearly and impartially identify the matter. Refer to Rule 14a-4(a)(3). In this regard, please revise proposal 4 to describe the length of the term limit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions